CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
May 19, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Re: CONSOL Energy Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 7, 2014
File No. 001-14901

Dear Ms. Jenkins:
Below sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the specific comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated May 7, 2014. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

1.
In your response to comment 5 in our letter dated March 25, 2014, you clarified the net quantities attributable to changes in corporate plans to drill amounted to 101,018 MMcfe. From your disclosure on page 175, this change also represents approximately 5.5% of the beginning balance of proved undeveloped reserves previously disclosed at December 31, 2012. We also note the footnote to the disclosure provided on page 175 states “plan and other revisions are due to corporate planning changes that affect the number of wells forecasted to be drilled in our various areas and reservoirs. Please clarify for us what current factors or economic metrics were considered in determining which wells, previously disclosed as proved and therefore estimated with reasonable certainty under existing economic conditions to be drilled, were subsequently removed from your proved undeveloped reserves.

We respectfully submit that the 101,018 MMcfe changes include the removal of certain proved undeveloped reserves in current non-core areas as the development of our property base, and in particular the Appalachian basin, continues to evolve.  In particular, the Company slowed the pace of development in our Chattanooga Shale play and Virginia coalbed methane play resulting in changes of 35,031 MMcfe and 37,023 MMcfe, respectively.  Additionally, our continued development and understanding of the Marcellus shale formation has resulted in a continued shift of capital within this core focus area resulting in a change of 28,964 MMcfe.  The changes were based on several factors including capital efficiency, drilling plans and production metrics.

2.
In your response to comment 9, you clarified the 440 gross proved undeveloped locations, that generate positive future net revenue but have negative present worth discounted at 10 percent as of December 31, 2013, represent 19.6% of your total proved undeveloped reserves. We also note the 631.9 Bcf of natural gas attributable to these locations represent approximately 11% of your total proved reserves of 5,731.2 Bcfe, as disclosed on page 174 of the 2013 Form 10-K. To the extent that the Company determines the reserves associated with locations that have negative present worth discounted at 10% comprise a material portion of the Company’s total proved reserves, please expand your disclosure regarding such locations in your annual filing on Form 10-K pursuant to the requirements in FASB ASC paragraph 932-235-50-10.

We respectfully submit that although 19.6% of our gas reserves have negative present worth when discounted using 10% as FASB ASC paragraph 932-235-50-10 requires, our economic modeling of these well locations generate positive future net revenue. The Company includes these well sites in its current drilling plans and currently intends to drill the sites included in the 440 gross proved undeveloped locations noted previously. We continually monitor these sites and the reserves associated with them, and will adjust the reserves as appropriate. The Company endeavors to expand its disclosure in relation to these reserves in future filings to the extent they are material.
The Company currently intends to update Gas Reserve information during the third quarter of 2014 through an 8-K filing. Expanded disclosures will be included in this filing to the extent the reserves carried with a negative present worth under the FASB requirements are material.
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We believe these responses satisfy the staff’s requests. We would welcome the opportunity to discuss the matters further with the Staff upon your receipt and review of this information.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
Please direct any additional questions or comments to me at (724) 485-3030.
Very truly yours,
 /s/ David M. Khani
David M. Khani
Executive Vice President and Chief Financial Officer